

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

March 17, 2009

Harry Zike
Vice President and Chief Financial Officer
Energy Conversion Devices, Inc.
2956 Waterview Drive
Rochester Hills, Michigan 48309

> **Re:** **Energy Conversion Devices, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2008**
> **Filed August 28, 2008**
> **File No. 1-08403**

Dear Mr. Zike:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Brian Cascio
Accounting Branch Chief